UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     May 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated May 12, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: May 12, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON MAY 12, 2008

UNBRIDLED ENERGY PROVIDES UPDATE ON

APPALACHIAN BASIN, USA OPERATIONS

CALGARY-PITTSBURGH ·  May 12, 2008 · Unbridled Energy Corporation (“the Company”) (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) Since first announcing its plans for a private placement financing on March 18, 2008, the Company has been precluded from issuing a press release on its field operations due to US SEC restrictions on the dissemination of news during a private placement financing.  With the successful closing of the placement, Unbridled is pleased to provide an update on its Appalachian Basin properties in the USA.

Ohio River Play, Ohio

The Company and its joint venture partner Equitable Production Company (“Equitable”), a unit of Equitable Resources, Inc. (NYSE: EQT), have successfully drilled the first two horizontal test wells in the Lower Huron Formation of the Devonian Shales in south central, Ohio.  The Lower Huron is the most frequently completed and produced shale formation within the Appalachian Basin.  The formation is being drilled using horizontal well technology and multi-stage stimulations throughout Kentucky, West Virginia, and Virginia.  By drilling, fracturing, and flow testing 3 test wells, Equitable will earn a 50% working interest in Unbridled’s approximate 25,000 acres.  The Lower Huron has not been drilled and stimulated using horizontal technology in this portion of Ohio, but the same formation is being drilled economically using horizontal wells about 30 miles south in West Virginia by several operators.  The first new joint venture well, the Rapier D1-16 was spudded on April 22, 2008, drilled to 1,900 ft total vertical depth, and then drilled horizontally 2,500 ft.  The well was then completed using an openhole inflatable packer completion system and is ready for an 8 stage fracture treatment scheduled for May 16, 2008.  The drilling and completion operation were completed in a remarkable 4 days, which may be a record for Appalachia.  Other operators have required 14 days to drill and complete comparable horizontal wells in this new play.  The Rapier well is thus significantly under budget.

The second well, the S&D D3-30, was drilled and completed similarly with a 2,500 ft horizontal lateral, but in 7.5 days.  The S&D well is scheduled for a 7 stage fracture treatment in early June.  Gas shows were encountered in both wells.  The rig is currently drilling the third horizontal test well, which is also scheduled to be multi-stage stimulated in June.  Depending on the production test results, additional new wells are planned for 2008.  Unbridled and Equitable, under an 11 township Area of Mutual Interest Agreement, continue to jointly lease lands in this area.  Unbridled is the operator in the joint venture.

Chautauqua Lake Properties, Chautauqua County, New York

Unbridled, the operator, and its joint venture partners have successfully drilled two new wells (Reheiser #2 and the Mittlefehdlt #1) in Ellery Township, New York.  The first well was spudded on April 20, 2008.  Drilling has now commenced on the third well in the drilling program (Wahlgren #3), and an additional 3 wells are scheduled to be drilled, fractured, and placed into line during the next 6 to 8 weeks.  The Company’s 2008 Budget calls for drilling 20 total wells in Ellery and Villenova.  The Reheiser #2 was completed and hydraulically fractured in the Medina formation using a new technique designed to promote additional propped length beyond that achieved in older wells.  The Reheiser #2 was flow tested after the treatment at rates of 325 to 450 Mscf/d by an independent contractor on May 2, 2008, then placed into the sales line on May 7, 2008.  The Mittlefehdlt #1 well is a project with Schlumberger Data & Consulting Services (DCS), sponsored by the New York State Energy Research and Development Authority (NYSERDA), to acquire new micro-seismic data to image the created hydraulic fracture.  The project will collect new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County to optimize future hydraulic fracture treatments and improve production.  Until now, this region of New York has not been characterized significantly.  The project will include collecting advanced logs, sidewall core, and micro-seismic data.  The Mittlefehldt well is scheduled for hydraulic fracturing and micro-seismic monitoring on May 23, 2008.  It should be placed into line approximately 5 days after the fracture treatment.

Marcellus Shale Play in Pennsylvania and West Virginia

Unbridled has selected a land acquisition company to begin leasing in Pennsylvania (PA) and New York in strategic areas.  Despite the land costs increasing to over $2,000/acre and the average Net Revenue Interest now between 80% and 82%, the Company believes that economic wells can be drilled.  Obviously, many other oil and gas companies that are leasing and drilling test wells feel the same way.  The strategy for Unbridled to compete in this intense market includes: 1) joint venturing with companies who wish to lease acreage where Unbridled would drill to earn and operate; and 2) joint venturing with companies that hold existing acreage and desire a partner to offset the risks inherent in new plays or desire to earn their acreage by drilling wells.  The Company has identified a partner in southern PA and northern West Virginia.  Development plans are being discussed.

Unbridled is also in late-stage joint venture negotiations with another operator on acreage in northern PA.  The Company plans to use a combination of vertical and horizontal wells depending on local geology and other factors.  Based on recent public data, the anticipated production results from the Marcellus are 0.5 to 1.5 MMscf/d for vertical wells and 1 to 4 MMscf/d for horizontal wells.  These rates are similar to those exhibited in the prolific Fayetteville, Barnett, and Woodford Shales.  The gas content for the Marcellus is also in the range of these prolific shales.

Southern Appalachian Basin

Unbridled continues to evaluate several opportunities within its area of geological study.   Unbridled entered into a confidentiality agreement with an operator to review existing well data and is in the final stage of deciding whether to proceed with the joint venture.  As well, two additional opportunities have surfaced for consideration.  Discussions to date include drilling horizontal wells into two specific formations. If and when the parties reach agreement, drilling could commence within 3 months afterwards, subject to rig availability.

President & CEO, Joe Frantz said, “After experiencing some delays due to title work, permitting, rig availability and successful completion of our private placement financing, we commenced drilling in New York and Ohio during the same week. Our strategic relationship with Equitable is already paying off.  They sent one of their horizontal rigs and crews (Highland Rig #5) from Kentucky to Ohio to drill our three test wells.  On the first well, they may have set a record in Appalachia by running and cementing surface and intermediate casing strings, drilling 4,700 ft of total footage including a 2,500 ft horizontal, and running the completion assembly in only 4 days.  That’s an outstanding accomplishment in any basin in the USA or Canada.  That well is thus significantly under budget.  These wells will soon be stimulated and flow tested to determine the economics of this new area.  In New York, the drilling targets are predictable due to the wealth of offset well data.  Our first well tested at higher rates than we expected, but we’ll need several months into line before we’ll know how effective our new completion and stimulation technique is compared to old methods.  Depending on well economics, we could ultimately drill over 600 gross wells on our existing acreage in New York and Ohio.  Regarding the Marcellus play, we’re in late-stage negotiations, with two operators who hold existing acreage, to form joint ventures in West Virginia and Pennsylvania.  This is exciting since it’s not too often you can participate in a new large shale play in your own backyard.”

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.